FUTURE HEALTHCARE OF AMERICA

5001 BAUM BOULEVARD, SUITE 770

PITTSBURGH, PENNSYLVANIA  15213

December 9, 2013

John Reynolds, Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Registration Statement on Form S-1/A1 of Future Healthcare of America, a

Wyoming corporation (the “Company”)

Commission File No. 333-191622

Dear Mr. Reynolds:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m. EST on Wednesday, December 11, 2013.

The Company acknowledges that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

FUTURE HEALTHCARE OF AMERICA, a Wyoming corporation

By /s/ John Busshaus

John Busshaus, Chief Financial Officer